Mail Stop 4561

October 11, 2007

Mr. Robert G. Wilmers
Chairman of the Board and Chief Executive Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, NY 14203

> **Re:** **M&T Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 1-9861**

Dear Mr. Wilmers:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief